FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of November 2003                    Commission file number 1-12260

                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)

                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F [X] Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes [ ] No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 COCA-COLA FEMSA, S.A. DE C.V.
                                                 (Registrant)

Date:  November 19, 2003                      By: /s/ HECTOR TREVINO GUTIERREZ
                                                  ------------------------------
                                                  Name: Hector Trevino Gutierrez
                                                  Title: Chief Financial Officer

PRESS RELEASE                                             [LOGO] Coca-Cola FEMSA
FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

            COCA-COLA FEMSA Announces Success of Consent Solicitation
                   with Respect to Interamericana's 2009 Notes

Mexico City (November 18, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF; BMV:
KOFL), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler as measured by sales volume in unit cases sold in 2002, announced today that its wholly-owned subsidiary, Corporacion Interamericana de Bebidas, S.A. de C.V. (formerly Panamerican Beverages, Inc.) has received the requisite consents to amend the indenture under which its U.S.$300,000,000 7 1/4% Senior Notes due 2009 were issued.

Under the proposed amendment to indenture, Interamericana will no longer be required to file reports with the U.S. Securities and Exchange Commission. Instead Coca-Cola FEMSA will be required to file (or otherwise make available to Interamericana noteholders) its reports filed with the SEC under the Securities Exchange Act of 1934 and the rules and forms thereunder. Interamericana expects the proposed amendment to become effective in the near future.

This move follows Interamericana's decision to deregister its notes with the SEC and the issuance of a guarantee of the notes by Coca-Cola FEMSA. The notes are rated BBB+, BBB, and Baa2 by Fitch, S&P and Moody's respectively. Coca-Cola FEMSA acquired Interamericana on May 6, 2003.

                                      * * *

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Gran Buenos Aires), along with bottled water, beer and other beverages in some of these territories.

The Company has 34 bottling facilities in Latin America and serves more than 1,400,000 retailers Latin America. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

                                      * * *

The summary of the terms of the proposed amendment to the indenture described in this news release is not complete and holders of Interamericana's notes due 2009 are encouraged to review the Form of Second Supplemental Indenture contained in the Consent Solicitation Statement dated October 31, 2003, delivered to such holders.

                                      * * *

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.


                                       2